Superior Plus

Leanne E. Likness
Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

August 12, 2008

08004686

SEC
Mail Processing
Section

AUG 28 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

SUPPL

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the July 2008 Cash Distribution, August 2008 Cash Distribution and our Second Quarter Press Release.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

for: HMcMaster

Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

PROCESSED
SEP 04 2008
THOMSON REUTERS

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Superior Plus

NEWS

TSX: SPF.UN
Calgary, July 10, 2008

For Immediate Release

July 2008 Cash Distribution and Upcoming Events

July 2008 Cash Distribution - $0.135 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of July 2008 of $0.135 per trust unit payable on August 15, 2008. The record date is July 31, 2008 and the ex-distribution date will be July 29, 2008. The Fund's annualized cash distribution rate is $1.62 per trust unit.

For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

2008 Second Quarter Results and Conference Call

The Fund expects to release its 2008 second quarter results on Wednesday, August 6, 2008. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 second quarter results is scheduled for 9:30 am EST (7:30 am MST) on Thursday, August 7, 2008. To participate in the call, dial: 1-800-731-5319. An archived recording of the call will be available for replay until midnight, September 7, 2008. To access the recording, dial: 1-877-289-8525 and enter the pass code 21277807 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	88.4 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPF.UN
Calgary, August 6, 2008

For Immediate Release

August 2008 Cash Distribution and Upcoming Events

August 2008 Cash Distribution - $0.135 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of August 2008 of $0.135 per trust unit payable on September 15, 2008. The record date is August 31, 2008 and the ex-distribution date will be August 27, 2008. The Fund's annualized cash distribution rate is $1.62 per trust unit.

For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

2008 Second Quarter Results and Conference Call

The Fund expects to release its 2008 second quarter results on Wednesday, August 6, 2008. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 second quarter results is scheduled for 9:30 am EST (7:30 am MST) on Thursday, August 7, 2008. To participate in the call, dial: 1-800-731-5319. An archived recording of the call will be available for replay until midnight, September 7, 2008. To access the recording, dial: 1-877-289-8525 and enter the pass code 21277807 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior Plus LP | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	88.4 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

TSX: SPF.UN

Superior Plus
Income Fund

A DIVERSIFIED BUSINESS TRUST
focused on stability of distributions and value growth

August 6, 2008

Superior Plus Announces a 70% Increase in Second Quarter Distributable Cash Flow per Unit and Increases Annual Guidance for 2008

Highlights

- 2008 distributable cash flow per trust unit annual guidance range has been increased to $2.00 - $2.15 from $1.90 - $2.10.
- Operating distributable cash for the second quarter and year-to-date was $45.8 million and $112.5 million, compared to the prior year periods of $35.7 million and $112.0 million.
- Operating distributable cash flow for the second quarter increased by $10.1 million reflecting stronger performance at ERCO, Superior Propane, and Winroc which was marginally offset by slightly weaker performance at SEM as compared to the prior year period.
- Distributable cash flow per trust unit for the second quarter and year-to-date was $0.39 and $0.99, compared to the prior year periods of $0.23 and $0.95, an increase of 70% and 4%, respectively.
- Distributions paid per trust unit remained stable at $0.135 per month ($1.62 annualized) for the quarter.
- Total debt outstanding decreased by $35.2 million from December 31, 2007 levels resulting in Senior Debt to EBITDA ratio of 1.8x and Total Debt to EBITDA ratio of 2.8x as at June 30, 2008.
- As at August 6, 2008, Superior's US denominated cash flows are 75% hedged for the balance of 2008 and 73% hedged for 2009.
- The Fund completed two strategic acquisitions in the Propane Distribution and Construction Products Distribution sectors totaling approximately $24.6 million as previously announced during the quarter.

Financial Summary

	Three Months Ended June 30		Six Months Ended June 30	
(millions of dollars, except per trust unit amounts)	**2008**	2007	**2008**	2007
Financial				
Operating distributable cash flow				
Superior Propane	**12.2**	9.2	**48.8**	51.5
ERCO Worldwide ("ERCO")	**20.3**	13.7	**43.8**	38.5
Winroc	**10.2**	9.5	**14.8**	15.7
Superior Energy Management ("SEM")	**3.1**	3.3	**5.1**	6.3
Total operating distributable cash flow	**45.8**	35.7	**112.5**	112.0
Interest	**(8.4)**	(11.9)	**(18.2)**	(23.0)
Corporate costs	**(3.1)**	(4.4)	**(6.6)**	(7.3)
Distributable cash flow	**34.3**	19.4	**87.7**	81.7
Distributable cash flow per trust unit, basic and diluted	**$0.39**	$0.23	**$0.99**	$0.95
Average number of trust units outstanding (millions)	**88.4**	86.2	**88.4**	85.9
Distributions paid per trust unit	**$0.405**	$0.39	**$0.80**	$0.78

Corporate Growth Strategy

- Superior Plus completed the annual review of its comprehensive five year plan in the second quarter resulting in no change to its current structure, financial and distribution policies.
- All four businesses have excellent growth profiles which are expected to offset the impact of increased cash corporate income taxes due to the tax legislation in 2011.
- Superior Propane completed the reorganization of their business into six regional centers supporting their business transformation platform to increase gross profit per customer, focusing on value-added customer service programs.
- ERCO continues to invest in efficiency improvement projects reducing its manufacturing costs and expanding facility capacity. After substantial completion of process engineering and significant completion of detailed engineering, the Port Edwards conversion costs are estimated at US $130 million (previously US $95 million). The project is scheduled to be completed in the last half of 2009. Current and anticipated ECU pricing continues to make this an attractive growth investment with an after-tax rate of return in excess of 15%.
- Winroc continues to evaluate additional growth opportunities as part of its North American diversification strategy.
- Superior Energy Management continues to reposition and strengthen its sales channels and capitalize on the recent volatility of natural gas prices.

Propane Distribution

- Operating distributable cash flow of $12.2 million increased 33% representing a $3.0 million increase over the prior year quarter primarily due to a 12% increase in total gross profit.
- Retail propane and delivery gross profit of $51.6 million increased $4.4 million compared to the prior year quarter led by increased propane gross profits, transportation and hazmat fees, and tank and cylinder rentals.
- Sales volumes were consistent with the prior year quarter despite the significantly higher cost of propane leading to customer conservation and fuel substitution.
- Wholesale and related gross profits increased by $2.1 million compared to the prior year quarter consistent with the first quarter outlook.
- Net maintenance capital was $0.4 million higher than the prior year quarter as we continue to invest in efficiency projects to improve our business.
- Operating distributable cash flow guidance continues to be $98 - $103 million for 2008, increasing in 2009 to $103 - $108 million.

Specialty Chemicals

- Operating distributable cash flow of $20.3 million increased 48% representing a $6.6 million increase over the prior year quarter driven by higher chemical revenues and lower operating expenditures.
- Gross profit increased by $5.3 million to $53.8 million from $48.5 million due to strong pricing for sodium chlorate and chloralkali/potassium products compared to the prior year quarter.
- Pulp prices remained strong throughout the quarter supporting a stable sodium chlorate demand profile.
- Chemical sales volumes of 188,000 (MTs) were marginally lower than the prior year quarter.
- Average facility utilization rate for the second quarter was 92%.

- Operating distributable cash flow guidance for 2008 has been increased to $83 - $88 million reflecting higher than forecasted margins primarily due to higher chemical prices. Guidance for 2009 remains unchanged at $80 - $85 million as lower chloralkali/potassium margins are anticipated next year.

Construction Products Distribution

- Operating distributable cash flow of $10.2 million, increased by $0.7 million from the prior year quarter, as strong performance in Western Canada and the acquisition of the Fackoury business more than offset weaker residential markets in Ontario and the United States.
- Sales margins were strong in most operating areas due to a continued focus on margin management initiatives and the impact of purchasing programs.
- Ontario and US residential sales volumes in 2008 continue to remain soft with improvement expected in these markets in late 2009.
- On May 9, 2008, the acquisition of Fackoury's Building Supply (Toronto) Ltd. and Fackoury's Building Supplies Ltd. closed for a total net purchase price of approximately $21.2 million strengthening Winroc's position in Southern Ontario and the Greater Toronto Area.
- The fragmented nature of the specialty buildings products industry, combined with the market downturn in a number of regions, provide for additional consolidation and greenfield opportunities for Winroc.
- Operating distributable cash flow guidance continues to be $32 - $37 million for 2008, increasing to $34 - $39 million in 2009.

Fixed-Price Energy Services

- Operating distributable cash flow of $3.1 million for the second quarter decreased by $0.2 million over the prior year quarter.
- Gross profit per gigajoule (GJ) increased 24% to 106.9 cents over the prior year quarter primarily due to lower fuel transportation costs and product mix.
- SEM continues to focus on developing and implementing alternative sales channel models and products to enhance its competitive position in energy retail markets. In the second quarter, SEM introduced a new green energy product offering in the natural gas market.
- Operating distributable cash flow guidance continues to be $10 - $13 million for 2008, increasing to $13 - $18 million in 2009.

Key Quarterly Corporate Items

- Total interest expense of $8.4 million in the second quarter decreased by $3.5 million compared to the prior year quarter primarily due to lower floating interest rates and the early repayment of $59.2 million Series II, 8% Debentures.
- Superior has total credit facilities of $670 million with undrawn credit capacity of $335 million (excluding its securitization program) as at June 30, 2008.
- Superior extended its securitization receivable program one year expiring June 29, 2009. As at June 30, 2008, Superior's securitization program had unutilized capacity of $130 million.
- DBRS and S&P both confirmed their corporate credit ratings of the Fund's operating subsidiary Superior Plus LP during the quarter as part of their annual review process at BBB (low) and BBB-, respectively.

Financial Outlook

(millions of dollars, except per trust unit amounts)	2008 Prior[3]	2008 Current[4]	2009 Current[4][5]
Operating distributable cash flow			
Superior Propane	98-103	98-103	103-108
ERCO	78-83	83-88	80-85
Winroc	32-37	32-37	34-39
SEM	10-13	10-13	13-18
Distributable cash per trust unit	**$1.90-2.10**	**$2.00-2.15**	**$2.05-2.25**
Payout ratio (below 90%)	**80%[1]**	**78%[1]**	**75%[1]**
Average Senior Debt/EBITDA (target of 1.5 to 2.0x)	1.9x[2]	1.9x[2]	2.0x[2]
Average Total Debt/EBITDA (target of 2.5 to 3.0x)	2.9x[2]	2.9x[2]	3.0x[2]

(1) Based on mid-point of the distributable cash flow per unit range.
(2) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, the suspension of the DRIP program, and growth projects.
(3) As provided in the 2008 First Quarter Financial Outlook.
(4) The assumptions and definitions relating to the Financial Outlook are discussed in Management's Discussion and Analysis of the 2008 Second Quarter Results.
(5) The 2009 guidance remains unchanged from the 2008 First Quarter Financial Outlook.

Consolidated Outlook

Superior's strong second quarter results and outlook for the balance of the year have resulted in an increase to the 2008 annual guidance range of distributable cash flow to be between $2.00 and $2.15 per trust unit. The guidance range for 2009 remains unchanged between $2.05 and $2.25 per trust unit. The payout ratios are forecasted to be 78% and 75% for 2008 and 2009, respectively.

The Fund continues to grow its distributable cash flow per unit offsetting the impact of the additional corporate taxes relating to 2011 tax legislation. If the Fund was a corporation effective January 1, 2009, the pro forma cash taxes per trust unit are projected at $0.30 for 2009. With the inclusion of those additional cash taxes, the projected payout ratio based upon the mid-point of the guidance range and current distribution level would result in a payout ratio of 88% for 2009.

The projected Senior Debt to EBITDA and Total Debt to EBITDA ratios of 1.9x and 2.9x for 2008 and 2.0x and 3.0x for 2009 reflect the US $130 million investment in the Port Edwards conversion and the two strategic acquisitions completed in the second quarter. The projected Senior Debt to EBITDA and Total Debt to EBITDA ratios for 2008 and 2009 (excluding Port Edwards investment costs) are 1.7x and 2.7x, and 1.6x and 2.6x, respectively. The Port Edwards project is expected to be completed in the last half of 2009 with the first full year of incremental cash flow occurring in 2010.

We believe our diversified portfolio of four growth-orientated businesses, our strong balance sheet, and our prudent allocation of capital will result in long-term stability of distributions and value growth for our Unitholders.

Second Quarter Results

The Fund's financial statements for the period ended June 30, 2008, including its Management's Discussion and Analysis, are available on Superior's website at: www.superiorplus.com under investor information section and at www.sedar.com.

Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 Second Quarter Results at 9:30 a.m. EST (7:30 a.m. MST) on Thursday, August 7, 2008. To participate in the call, dial: 1-800-731-5319. An archived recording of the call will be available for replay until midnight, September 7, 2008. To access the recording, dial: 1-877-289-8525 and enter pass code 21277807 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Wayne Bingham	Executive Vice-President and Chief Financial Officer E-mail: wbingham@superiorplus.com Phone: (403) 218-2951 / Fax: (403) 218-2973 Toll Free: 1-866-490-PLUS (7587)
Scott Daniel	Vice-President, Treasurer and Investor Relations E-mail: sdaniel@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973 Toll Free: 1-866-490-PLUS (7587)

Forward Looking Information

Certain information included or incorporated by reference herein is forward-looking, within the meeting of applicable Canadian securities laws. Forward-looking information includes, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, distributable cash flow, taxes and plans and objectives of or involving Superior Plus Income Fund (the Fund) or Superior Plus LP (Superior LP or the Partnership). Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, outlooks, capital expenditures, business strategy and objectives. The Fund and Superior LP believe the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause the Fund's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks identified in the Fund's 2007 Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, neither the Fund nor Superior LP undertakes any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Non-GAAP Financial Measures

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations, adjusted for changes in non-cash working capital and natural gas and electricity customer acquisition costs, less maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability (growth capital), are excluded from the calculation of distributable cash flow. The Fund may deduct or include additional items to its calculation of distributable cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles (GAAP), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Standardized Distributable Cash Flow

During 2007, the CICA published an interpretive release, *Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure,* in order to provide its recommendations related to the measurement and disclosure of cash available for distributions. The guidance was issued in an effort to improve the consistency, comparability, and transparency of the reporting of the measure commonly referred to as distributable cash flow. Superior's calculation of standardized distributable cash flow is, in all material respects, in accordance with the recommendations provided by the CICA.

Superior views the CICA recommendations as a positive step in providing stakeholders with meaningful information, but consistent with the guidance provided by the CICA, Superior has determined, that due to the nature of Superior's businesses, certain adjustments to standardized distributable cash flow are required to better reflect the cash flow available to be distributed to Unitholders. Superior's adjusted standardized distributable cash flow is referred to as distributable cash flow, and is unchanged from Superior's previous definition or measurement of distributable cash flow. Superior's distribution policy is based on distributable cash flow on an annualized basis, accordingly, the seasonality of Superior's individual quarterly results must be assessed in the context of annualized distributable cash flow. Adjustments recorded by Superior as part of its calculation of distributable cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can from quarter to quarter differ significantly. Superior's calculation also distinguishes between capital expenditures that are maintenance related and those that are growth related, in addition to allowing for the proceeds received on the sale of certain capital items. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer acquisition costs in a manner consistent with the income statement recognition of these costs.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information, and is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

END